September 20, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549

Attn: Ms. Pamela Long, Assistant Director

Re:	Maxclean Holdings Ltd Registration Statement on Form F-1 File No. 333-183624

Acceleration Request
Requested Date:  September 20, 2012
Requested Time:  4:00 PM Eastern Time

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Maxclean Holdings Ltd, the “Company”, hereby requests acceleration of effectiveness of its Form F-1 (File No. 333-183624) at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with this request for acceleration, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Mr. Ji Liu at +852 3405 2458, Mr. Allan Yee at +852 3405 2594 or Ms. Sarah Guo at +852 3405 2554, all of whom are attorneys with the Company’s legal counsel, Norton Rose Hong Kong, with any questions you may have concerning this request. In addition, please notify Ms. Sarah Guo by a telephone call when this request for acceleration has been granted.

Very truly yours,

Maxclean Holdings Ltd

 By: /s/ Wong Siu Hong
 Name: Wong Siu Hong
 Title: Chief Executive Officer

cc: Ji Liu, Allan Yee and Sarah Guo, Norton Rose Hong Kong